Filed pursuant to Rule 433

Registration Statement No. 333-182204

February 11, 2014

BRITISH TELECOMMUNICATIONS PLC

$500,000,000 1.250% Senior Notes due 2017

$800,000,000 2.350% Senior Notes due 2019

PRICING TERM SHEET

Issuer:	British Telecommunications plc

1.250% Senior Notes due 2017:

Size:	$500,000,000

Maturity Date:	February 14, 2017

Interest Rate:	1.250%

Interest Payment Dates:	February 14 and August 14, commencing August 14, 2014

Day Count Convention:	30/360

Price to Public:	99.935%

Benchmark Treasury:	0.750% due January 15, 2017

Benchmark Treasury Price and Yield:	100-07 1⁄4 / 0.672%

Spread to Benchmark Treasury:	+60 bps

Yield:	1.272%

Optional Redemption:	Treasury Rate plus 10 bps

CUSIP:	111021 AJ0

ISIN:	US111021AJ09

2.350% Senior Notes due 2019:

Size:	$800,000,000

Maturity Date:	February 14, 2019

Interest Rate:	2.350%

Interest Payment Dates:	February 14 and August 14, commencing August 14, 2014

Day Count Convention:	30/360

Price to Public:	99.902%

Benchmark Treasury:	1.500% due January 31, 2019

Benchmark Treasury Price and Yield:	99-28 3⁄4 / 1.521%

Spread to Benchmark Treasury:	+85 bps

Yield:	2.371%

Optional Redemption:	Treasury Rate plus 15 bps

CUSIP:	111021 AK7

ISIN:	US111021AK71

Common Terms:

Trade Date:	February 11, 2014

Expected Settlement Date:	February 14, 2014 (T+3)

Business Day:	New York and London

Listing:	Application will be made for the notes to be admitted to the official list of the U.K. Listing Authority and to the London Stock Exchange plc for the notes to be admitted to trading on the London Stock Exchange’s regulated market.

Denominations:	$200,000 x $1,000

Anticipated Ratings:	Moody’s: S&P: Fitch:	Baa2 (positive outlook) BBB (stable outlook) BBB (stable outlook)

Joint Book-Running Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Citigroup Global Markets Inc. Lloyds Securities Inc. Société Générale

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Any sales by Société Générale in the United States will be made through its U.S. affiliated broker-dealer SG Americas Securities, LLC.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll free at 1-888-603-5847, BNP Paribas Securities Corp. toll free at 1-800-854-5674, Citigroup Global Markets Inc. toll free at 1-800-831-9146, Lloyds Securities Inc. toll free at 1-855-400-6511 and Société Générale toll free at 1-855-881-2108.

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